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                                 EXHIBIT 8.2.1.


MORGAN BEAUMONT INC FILES SEC FORM 10QSB, QUARTERLY REPORT
Tuesday, February 8, 2005 02:22 PM US Eastern Timezone, SARASOTA, Fla.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

FORWARD-LOOKING STATEMENTS

The information in this Quarterly Report on Form 10-QSB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements Morgan Beaumont's (Formerly Pan American Energy Corporation) capital needs, business plans and expectations. Such forward-looking statements involve risks and uncertainties regarding the market price of natural resources, availability of funds, government regulations, common share prices, operating costs, capital costs and other factors. Forward-looking statements are made, without limitation, in relation to operating plans, property exploration and development, availability of funds and operating costs. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks outlined below, and, from time to time, in other reports Morgan Beaumont files with the SEC, including Morgan Beaumont's Annual Report on Form 10-KSB for the year ended September 30, 2004. These factors may cause Morgan Beaumont's actual results to differ materially from any forward-looking statement. Morgan Beaumont disclaims any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

As used in this annual report, the terms "we", "us", "our", "MBI", "Morgan Beaumont", and the "Company" mean Morgan Beaumont, Inc. unless otherwise indicated. All dollar amounts in this annual report are in U.S. dollars unless otherwise stated.

OVERVIEW
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The Company's primary products and services include: two re-loadable financial products for the sub prime credit market and an interactive voice response activation system and Customer Relationship Management technology ("CRM"). Debit Cards, Stored Value Cards and the processing of transactions related thereto are the primary card products. With the technology of Typhoon Voice Technology, subsequently acquired by the Company on December 31, 2003, the Company has been providing these two cards to consumers in the sub-prime credit market sector since the third quarter of 2002.


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The Company was originally formed as Pan American Energy Corp. ("Pan American"
or "PAEC") incorporated under the laws of Nevada on May 26, 2000.

On May 10, 2004, Pan American entered into a Merger Agreement with former Morgan Beaumont, Inc., a Florida corporation ("Morgan Beaumont"), which became effective with the State of Nevada as of August 6, 2004 (the "Merger"); however, the Merger was not completed until August 26, 2004. Morgan Beaumont merged with and into Pan American, the separate existence of Morgan Beaumont ceased and Pan American continued as the Surviving Corporation under the name Morgan Beaumont, Inc., a Nevada corporation. The business of the Company changed from oil and gas exploration and development to the business of Morgan Beaumont, as described in this Report.

PLAN OF OPERATIONS
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Information prior to August 26, 2004, the effective date of the Merger, related exclusively to Pan American, has been omitted. From a legal perspective, Pan American is the surviving company and thus continues its public reporting obligations. However, from an accounting perspective, Morgan Beaumont is treated as though it acquired Pan American. Therefore, all financial information presented in this 10QSB includes Morgan Beaumont's standalone results from the period July 10, 2000 (date of incorporation) to December 31, 2004.

The Company changed its year end from December 31 to September 30. As a result of this change, information contained herein is for the quarterly period ended December 31, 2004, and the three months ended December 31, 2003.

In the first fiscal quarter of 2005 ended December 31, 2004, management's operational goals were to restructure our equity note receivable due to funding delays, raise additional capital of at least one million dollars, bolster the infrastructure of the Company by hiring individuals with significant experience in areas that complemented current management's experience and capabilities, and to begin an incremental increase in the Company's points of presence ("POPS") which are key for the Company's future success.

The Company was successful in the note restructure and has received $1,089,177 in funding from that note in addition to $5,493 of interest. The Company raised $1,425,000 in a private placement of 7,125,000 share of stock.

The Company added outside Board Members and set up committees with the addition of Ben Bond and VL "Brother" Sandifer, joining Mark Brewer as an outside director and these Directors forming a Compensation and Audit Committee.


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The Company filled key operational positions in December by hiring Angie Gerena as Director of Sales. The Company also signed contracts in December with Theodore Misiewicz as Vice President Finance, Andrew Neitlich as Director of Marketing, and Loreen Rua as Vice President Product and Project Implementation These new hires began work on January 1, 2005. Late in January the Company added Celeste Brey as its Vice President of Engineering; she began work on January 24, 2005. The Company also engaged Cascade Partners business consultants and Scott Christie as a Financial and Intuitional Investor Relations consultant. The Company signed a sale and distribution agreement with IPrepay for the sale and distribution of ATM and Debit Cards. The Company shipped it first order to IPrepay in Dec 2004.

The Company successfully negotiated new employment contracts with the executive officers of the Company which, among other things, cancelled anti-dilution provisions previously controlled in the employment agreements for Cliff Wildes and Ken Craig in exchange for options.

RESULTS OF OPERATIONS
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In June 1975, the Financial Accounting Standards Board, in its Statement No. 7,
set forth guidelines for identifying an enterprise in the development stage and the standards of financial accounting and reporting applicable to such an enterprise. In the opinion of management of the Company, the Company and its activities from its inception through December 31, 2004 fall within the referenced guidelines. Accordingly, the Company has reported its activities in accordance with the aforesaid Statement of Financial Accounting Standards No. 7.

SALES AND REVENUES - Revenues for the three months ended December 31, 2004 and three months ended December 31, were $41,200 and $1,163, respectively. Revenue in the quarter ended December 31, 2004 reflected the initial shipments of the Company's new card programs of $30,150 and transaction and setup fees of $11,050. Transaction fees from the use of the newly shipped cards will not begin to be realized until the second fiscal quarter. During the quarter ended December 31, 2003, the Company experienced returns and little revenue due to the cancellation of its existing programs. Cost of Sales for the three months ended December 31, 2004 and December 31, were $17,734 and $32,517, respectively. Cost of goods sold in 2004 related primarily to the issuance of the new cards, while in 2003 cost of goods sold was related primarily to the disposition of inventories as a result of technological obsolescence.

At December 31, 2004, the Company had approximately 16,000 POPS active in the United States. During the remaining quarter of fiscal year 2005, the Company intends to expand the number of access points; the Company has in place contracts that management believes have the potential to grow its access points to over 100,000 POPS. These POPS will now sell or load (or both) debit/ATM and stored value hologram cards to the public.

The Company has four sources of sales and revenue: initiation fees, subscription fees, transaction fees and financial "float." It generates income from the sale of the Morgan Beaumont Stored Value MasterCard, its monthly maintenance fees associated with keeping the card active and from transaction fees. Additional revenue is generated at the Independent Voice Recorder ("IVR") when consumers activate their card and "up sell" opportunities at the IVR level. Future potential products for consumers to purchase at this level include Discount Health Benefits, Discount Medical Benefits, Road Side Assistance and Vacation offers.


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Hosting and Licensing Fees are charged for the use of proprietary Morgan
Beaumont technology. In a Hosted Agreement, the customer is not required to purchase the technology, but only pay transaction fee for each use. These fees are defined in a service agreement with the customer that stipulates a minimum monthly fee for the use of the technology and is typically a 2-year term. In a licensing agreement, the customer pays a fee for each product sold, (the product can be sold under the Morgan Beaumont brand, or can be private labeled for the customer) and also pays for any minor changes to the technology required to meet the specific market the customer wishes to address. Transaction fees are derived from the use and loading of cash of for ATM, Debit or Stored Value Cards and monthly maintenance fees associated with keeping ATM, debit or Stored Value Cards active.

OTHER OPERATING EXPENSES - Other operating expenses for the three months ended ("the quarter") December 2004 and 2003, were $938,260 and $505,847, respectively. The Company's activity in preparing products for release as well as its increased sales efforts combined with additional reporting requirements were the primary causes of the increase in operating expenses. These expenses included non-cash expenses of approximately $77,400 and $416,000, respectively. Of these operating expenses, the Company expensed as stock based compensation, $65,600 and $258,345, in the quarter ended December 31, 2004 and 2003 respectively, as well as other employee compensation of $567,390 and $57,037 in 2004 and 2003 respectively. The cash position of the Company in 2003 dictated the more extensive use of stock based compensation; in the quarter ended December 31, 2004 compensation shifted to cash based because of liquidity. Other professional fees incurred in the quarters ended December 31, 2004 and 2003, were $208,339 and $4,566, respectively. The increase in other professional fees is primarily attributable to legal and accounting fees related to external reporting and completion of certain agreements and contracts, as well as the Company's improved cash position which allowed the Company to compensate consultants in cash in lieu of stock issuances. The Company did not record any impairment of long lived assets during the quarter ended December 31, 2004 compared to $153,190 in the quarter ended December 31, 2003. The Company will continue to upgrade its technology to maintain what it believes is its lead in technology within the market. Management believes that as it educates consumers, retailers and competitors, there will be an opportunity to license Morgan Beaumont's technology and processes which could become the industry standard.

LOSS FROM OPERATIONS - During the nine months ended December 31, 2004 and 2003, the Company sustained a net loss of approximately $849,303 and $543,049 respectively. Operating results were hampered in the first fiscal quarter of 2005 because of the expenses related to the efforts in preparing for the release of its new product as well as the hindrance on revenue by not having the new products to ship. The new products began limited shipment during late December 2004 and will begin to increase in the second fiscal quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES
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From inception to December 31, 2004, the Company generated cash from investing activities of $3,845,291. This amount arose primarily from sales of the Company's common stock, and collections under a note receivable from a stockholder that was acquired at the time of the Pan American merger discussed above. The Company has used a significant portion of this capital to fund cash outflows for operating and investing activities of approximately $2,083,200 and $163,000, respectively, and as of December 31, 2004, the Company currently has cash on hand of approximately $1,598,000. Management believes this cash, as well as future cash to be received under the note receivable from the stockholder and cash generated from sales of our products will be sufficient to operate the Company for the next twelve months. However, there is no assurance that the Company will not require additional resources in the future or that it will be able to obtain financing in the amount required or terms satisfactory to the Company, since the Company has not attained profitable operations and is dependent upon obtaining financing to pursue its plan of operations.


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